March 8, 2010

Securities and Exchange Commission
100 F Street N.E.
Washington D.C. 20549

We have read the statements made by Freestone Resources, Inc., which we understand will be filed with the Securities and Exchange Commission, pursuant to Item 4.01 of Form 8-K, dated March 8, 2010.  We agree with the statements made in response to that Item insofar as they related to our Firm.

Yours truly,

/s/ Turner, Stone & Company, LLP
Turner, Stone & Company, LLP